

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Ari Segal
Chief Executive Officer
Games & Esports Experience Acquisition Corp.
7381 La Tijera Blvd.
P.O. Box 452118
Los Angeles, CA 90045

> **Re: Games & Esports Experience Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Filed May 17, 2021**
> **File No. 377-04886**

Dear Mr. Segal:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

The Offering, page 17

1. Please reconcile your disclosure here and elsewhere that the warrants will become exercisable 30 days after the completion of your initial business combination with your disclosure on page 151 that the warrants may not be exercised until the later of 30 days after the completion of your initial business combination and one year from the closing of this offering.

Capitalization, page 89

2. Please reconcile the differences between the "as adjusted" amounts presented here for

Class A shares subject to redemption and total shareholders' equity, and the comparable amounts presented on page 88. In this regard, we note $136,420,200 of Class A ordinary shares subject to redemption and $1,740,106 of total shareholders' equity are presented here and on page 40, as compared to $133,064,972 of proceeds available for redemption and $5,000,001 of total net tangible book value after IPO presented on page 88. Please also explain why that on page 89 no amount is presented in the "as adjusted" column for Class A ordinary shares not subject to redemption.

General

3.   Please revise to more specifically describe the role of your advisors.

You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Heinz